February 3, 2025

Matthew Lipman
Chief Executive Officer
Capstone Holding Corp.
5141 W. 122nd Street
Alsip, IL 60803

       Re: Capstone Holding Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 27, 2025
           File No. 333-284105
Dear Matthew Lipman:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 21, 2025 letter.

Amendment No. 1 to Form S-1 Filed January 27, 2025
Capitalization, page 32

1. The pro forma as adjusted reflects several transactions. For ease of understanding to investors, please revise your presentation to show a column as "pro forma" that solely reflects the effects of the offering and a column as " pro forma as adjusted" that reflects the effects of the other noted transactions that will take place. Include notes to the table that clearly describes changes between the columns as appropriate.
2. You disclose under "Use of Proceeds" you will repay $826,667 of a term loan issued by Berkshire Bank, but this transaction does not appear to be reflected here. Please revise as appropriate. In doing so, clarify if the repayment is for principal and/or interest, and the respective amounts thereof. Additionally, you disclose $42(000) of the $28,580 in the actual column for Class B and Class C
Preferred
 February 3, 2025
Page 2

       Interests is for Class C that are to be cancelled in the restructuring, but it appears all of the $28,580 is reflected in pro forma additional paid in capital/total stockholders'
       equity. Please revise as appropriate.
       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:   Lawrence Metelitsa